Exhibit 99.1

New Gold Announces Results Of Vote For Election Of Board Of Directors

TORONTO, May 4, 2022 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) today announces the voting results from the election of its Board of Directors at New Gold's Annual General Meeting of Shareholders (the "Meeting") held on May 3, 2022, as set out below.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Renaud Adams	373,740,807	99.42%	2,192,593	0.58%
Geoffrey Chater	374,364,284	99.58%	1,569,117	0.42%
Nicholas Chirekos	370,777,726	98.63%	5,155,674	1.37%
Gillian Davidson	373,226,116	99.28%	2,707,284	0.72%
James Gowans	373,235,995	99.28%	2,697,406	0.72%
Thomas McCulley	373,935,951	99.47%	1,997,449	0.53%
Margaret Mulligan	374,146,303	99.52%	1,787,097	0.48%
Ian Pearce	359,109,688	95.52%	16,823,713	4.48%
Marilyn Schonberner	372,068,746	98.97%	3,864,655	1.03%

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR at www.sedar.com on May 4, 2022.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:06e 04-MAY-22